UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

501-1540 West 2nd Avenue, Vancouver, BC V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

501-1540 West 2nd Avenue

Vancouver, BC V6J 1H2

Item 2.	Date of Material Change

October 25, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated October 25, 2006 disseminated via Stockwatch, Market News and Businesswire.com.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced drilling results in five holes drilled on the Huicicila (Miravalles) property in Nayarit State, Mexico during 2006.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Steve Bajic

President, CEO and Director

604.738.3882

Item 9.	Date of Report

October 25, 2006.

PAN AMERICAN GOLD CORPORATION

/s/ Steve Bajic
Steve Bajic, President, CEO and Director

Schedule “A”

Pan American Gold Corporation

October 25, 2006

FOR IMMEDIATE RELEASE:

Pan American receives Preliminary Drill Results from Huicicila Property

Pan American Gold Corporation (OTC BB: PNAMF) (“Pan American”) has received results from 604m of diamond drilling in five holes drilled on the Huicicila (Miravalles) property in Nayarit State, Mexico during 2006. The work was initiated prior to Pan American's involvement by Grupo Anfaza S.A. de C.V. (“Anfaza”), the property owner, and financed through a Fideicomiso Mexican government Credit Loan. Servicio Geológico Mexicano (SGM), a Mexican government agency (formerly Consejo de Recursos Minerales), supervised the project and provided exploration support services.

Anfaza planned the drilling program to verify the existence of historic ore reserves developed on the Huichapa vein by American Smelting And Refining Company (“ASARCO”) in the 1920's and 30's. Anfaza drilled three holes to explore for ore shoots developed by ASARCO and to test for new mineralization encountered this year during road building on the adjoining La Republica vein zone. Prior to Anfaza's work, the property had never been drilled.

From 1926 to 1936, ASARCO actively explored the property and estimated historic reserves of 45,274 tons of 31.2 gm/ton gold, 401 gm/ton of 401 gm/ton silver, and 3.4% lead in the Miravalles mine. Thomas Clendenin, a Harvard geologist working for ASARCO in 1926 while the company advanced the Huichapa #3 and #4 adits, made the ore reserve estimate (Jenny, 1926).

There are no known production records from ASARCO’s tenure in the district and it is not clear whether this mineralization was extracted or remains in place. ASARCO reportedly abandoned its efforts because of repeated bandit assaults and assassinations. However, the company maintained the claims until 1968 when a change in the Mexican mining law forced all foreign companies to abandon their claims or reorganize under new legal requirements.

The Huichapa vein consists of massive chalcopyrite-pyrite-arsenopyrite-pyrrhotite mineralization in a centimeter to 3 meter wide bull quartz vein. Where the vein changes strike, it is broken and brecciated. Massive galena and sphalerite bearing “very strong gold values" (> 1oz Au/ton) occupy the breccia matrix and form the two ore shoots encountered in the Miravalles exploration adits (Clendenin, 1926). The vein follows a North 60° West trending structure that is up to 50 meters wide and together with a dark gray, aphanitic trachyte porphyry dike cuts fractured, sheared, and hornfelthized andesite and diorite wall rocks.

Prospect pits and minor workings mark the Huichapa vein zone and its accompanying aphanite porphyry dike for approximately 1500 meters on surface. Only about 600 meters have been explored of its known strike. Additional Huichapa vein zone targets include the Coronillas crosscut area and the Huichapa West Adit located 400 meters southeast and 200 meters northwest of the Miravalles mine respectively. Peripheral to the Huichapa vein zone are parallel veins that show similar occurrences of quartz-sulfide vein mineralization and include the San Francisco, Republica, La Constancia, Trinidad, and Dos Estrellas prospects.

Drill holes advanced by Anfaza during 2006 are as follows:

Drill Hole	Target	UTM Easting	UTM Northing	Orientation	Inclination	Depth (m)
DDH 1	Huichapa Vein	495,073	2,357,966	S80W	-70	73.95
DDH 2	Huichapa Vein	495,149	2,357,899	vertical		176.9
DDH 3	Huichapa Vein	495,037	2,358,009	vertical		201.9

DDH 4	Republica Vein	494,773	2,357,820	S18W	-50	58.8
DDH 6	Republica Vein	494,773	2,357,820	N70W	-60	92.25
TOTAL						603.8

Anfaza Huicicila Project Preliminary Drill Results (S.G.M.)

Hole No.	Depth	Orient.	Inclin.	From (m)	To (m)	Tk (m) App.	% Rec.	C.A.	Tk (m) true	gm Au/tn	m gm Au/tn	wt'd Ave

DDH-1	73.95	S80°W	-70°	53.58	54.1	0.5	86.5	35°	0.3	2.0	0.6
				54.1	55.35	1.3	100.0		0.7	2.0	1.4
				55.35	56.15	0.8	100.0		0.5	3.0	1.4
				56.15	56.55	0.4	100.0		0.2	2.0	0.5
				56.55	57.55	1.0	80.0		0.6	2.0	1.1
				57.55	58.15	0.6	80.0		0.3	2.0	0.7
				58.15	59.15	1.0	60.0		0.6	2.0	1.1
				59.15	60.15	1.0	63.0		0.6	3.0	1.7
				60.15	60.95	0.8	81.3		0.5	3.0	1.4
				60.95	61.95	1.0	84.2		0.6	2.0	1.1
				61.95	63.2	1.3	64.0		0.7	3.0	2.2
			TOTAL	53.58	63.2	9.6	81.7		5.5		13.2	2.4

				63.2	65.1	1.9	19.5	35°	1.1	6.0	6.5
				65.1	65.9	0.8	100.0		0.5	18.0	8.3
				65.9	67.2	1.3	20.8		0.7	3.0	2.2
				67.2	69.25	2.1	22.2		1.2	13.0	15.3
				69.25	69.95	0.7	92.9		0.4	8.0	3.2
			TOTAL	63.2	69.95	6.8	51.1		3.9		35.5	9.2

Hole No.	Depth	Orient.	Inclin.	From (m)	To (m)	Tk (m) App.	% Rec.	C.A.	Tk (m) true	gm Au/tn	m gm Au/tn	wt'd Ave

DDH-3	201.9	vertical		173	174.1	1.1	27.3	20°	0.4	12.2	4.6
			TOTAL	173	174.1	1.1	27.3		0.4	12.2	4.6	4.6

				182.55	183.7	1.1	31.6	20°	0.4	12.3	4.8
				183.7	184.64	0.9	42.1		0.3	6.8	2.2
				184.65	185.95	1.3	60.0		0.4	62.3	27.7
				185.95	186.25	0.3	80.7		0.1	21.2	2.2
				186.25	187.8	1.6	80.7		0.5	20.0	10.6
				187.8	188.2	0.4	82.4		0.1	42.1	5.8
				188.1	188.6	0.5	82.4		0.2	21.7	3.7
			TOTAL	182.55	188.6	6.1	65.7		2.1		56.9	27.1

				198.6	199.2	0.6	100.0	20°	0.2	15.7	3.2
				199.2	200.3	1.1	100.0		0.4	1.3	0.5
				200.3	201.2	0.9	100.0		0.3	4.7	1.4

TOTAL	198.6	201.2	2.6	100.0	0.9	5.2	5.8

Hole No.	Depth	Orient.	Inclin.	From (m)	To (m)	Tk (m) App.	% Rec.	C.A.	Tk (m) true	gm Au/tn	m gm Au/tn	wt'd Ave

DDH-4	58.8	S18°W	-50°	15.40	15.75	0.35	42.9	Unkn		4.9
			TOTAL	15.40	15.75	0.35	42.90			4.9

Hole No.	Depth	Orient.	Inclin.	From (m)	To (m)	Tk (m) App.	% Rec.	C.A.	Tk (m) true	gm Au/tn	m gm Au/tn	wt'd Ave

DDH-6	92.25	N 75°W	-60°	35.15	35.55	0.40	94.0	Unkn		4.9
			TOTAL	35.15	35.55	0.40	94.00			4.9

DDH-3 shows the strongest results of approximately 2.1 meters of 27.1 gm Au/ m.t. That the Huichapa vein mineralization exists where old reserve plans indicate grade, is very encouraging and adds to the hypothesis that the historic reserves remain in place. However, it is too early to say that the old ASARCO historic reserves are in tact or that other potential exists downdip and along strike from the Huichapa ore shoots.

DDH-1 was lost at 73.95 meters in underground openings that coincide with the approximate location of the Huichapa shaft. The Manchaca family of Tepic sank the shaft approximately 140-150 years ago to mine vein near surface. From 53.58 to 63.2 meters, DDH-1 encountered approximately 5.5 meters of 2.4 gm Au/m.t. and from 63.2 to 69.95 meters 3.9 meters of 9.2 gm Au/m.t. Both intercepts adjoin what are believed to be old workings. This suggests that mineralization remains around previous efforts at underground mining.

Interpretation of preliminary drill hole data is complicated by several factors.

1.	DDH-3 was drilled vertically to intercept a 70° dipping vein and may have followed the vein for a considerable distance distorting the true intercept and grade of mineralization.
2.	The hole bottomed in gold mineralized quartz vein and the true thickness of the vein is not known.
3.	Core recovery for both DDH-3 and DDH-1 is variable and generally poor, ranging between 27.5-100.0% and averaging 65% through strongest vein intersections.
4.

Pan American cannot confirm or criticize quality control measures used on the project at this time during core handling, sampling, and shipping for any holes drilled. Nor is Pan American familiar with the "Centro Experimental Chihuahua Laboratory of Servicio Geológico Mexicano " where the core samples were analyzed.

5.	A final report on the 2006 drilling activities from Servicio Geológico Mexicano is not yet complete.

The Huichapa vein, its historic reserve, plus extensions are the main focus of Pan American's 2007 exploration efforts and are the subject of an exploration plan currently being laid out which includes the redrilling of the DDH - 3 intercept at a greater core angle to the vein and contracting the necessary drilling technology to ensure adequate core recovery through the vein.

Pan American Gold Corporation is a Canadian-based mineral exploration company quoted on the OTC Bulletin Board (Symbol: PNAMF). Pan American is focused on enhancing shareholder value by identifying, exploring, and developing world-class resource projects with a current focus on properties in Mexico.

Eugene K. Schmidt acts as the “qualified person” for Pan American Gold Corporation as that term is defined in National Instrument 43-101.

Eugene K. Schmidt,

Vice President of Exploration

Pan American Gold Corp.

For more information, please contact:

Investor Relations

604-738-3882 or 1-877-738-3882

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements”, as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) historic reserves may remain in place due to the existence of Huichapa vein mineralization where old reserve plans indicate grade; (ii) mineralization may remain around previous efforts at underground mining; (iii) the redrilling of the DDH – 3 intercept and the contracting of necessary drilling technology will be included in Pan American’s exploration plan for 2007; and (iv) Pan American is able to develop world-class resource projects.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the inherent uncertainties and speculative nature associated with mineral exploration; (ii) changes in reserve estimates, if any; (iii) any number of events or causes which delay or cease exploration and development of Pan American’s property interests such as environmental liabilities, weather, mechanical failures, safety concerns, labour problems and financing problems; (iv) changes in economic conditions, adverse exchange rates and financial markets; (v) the risk that Pan American does not execute its business plan; (vi) the inability to retain key employees; (vii) changes in the prices of precious metals or other minerals Pan American acquires or produces; (viii) Pan American's inability to finance its operations or growth; and (ix) the inability to obtain all necessary government, environmental and regulatory approvals. These forward-looking statements are made as of the date of this news release and Pan American assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although Pan American believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations, or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in Pan American's periodic reports filed from time-to-time with the Securities and Exchange Commission and available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President, CEO and Director

Date: October 25, 2006